UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

Commission File Number: 001-38438

Spotify Technology S.A.
(Translation of registrant’s name into English)

33 Boulevard Prince Henri
L-1724 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting of the Company

An extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”) of Spotify Technology S.A. (the “Company”) will be held on December 10, 2025.  The Convening Notice and Proxy Statement to the Extraordinary General Meeting, the form of proxy to be solicited by the Company, and the notice of the Extraordinary General Meeting provided to the Company’s shareholders and holders of beneficiary certificates are each attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convening Notice and Proxy Statement for Extraordinary General Meeting

99.2	Form of Proxy Card for Extraordinary General Meeting

99.3	Notice of Extraordinary General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spotify Technology S.A.

Date: November 5, 2025	By:	/s/ Kevan Choset
	Name:	Kevan Choset
	Title:	General Counsel